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                                           Filed by Watson Pharmaceuticals, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: Watson Pharmaceuticals, Inc. Commission File No: 0-20045


                      SOURCE: WATSON PHARMACEUTICALS, INC.
                              Friday, July 14, 2000
                               Employee Newsletter

JULY 14, 2000

     A Message from Our Chairman and CEO--Allen Chao, Ph.D.

     IT IS WITH GREAT PLEASURE THAT I WELCOME EVERYONE TO A "NEW" WATSON AND AN EXCITING NEW FUTURE FOR OUR COMBINED ORGANIZATIONS!

     PRIOR TO THIS COMBINATION, SCHEIN AND WATSON WERE RESOURCEFUL SPECIALTY PHARMACEUTICAL ORGANIZATIONS. BOTH COMPANIES HAD PLANS FOR THE FUTURE TO GROW REVENUES AND EXPAND PRODUCT PIPELINES.

     NOW, AS A RESULT OF THIS ACQUISITION, OUR COMBINED ORGANIZATION WILL WORK TOGETHER TO ACHIEVE THE GOALS EACH ORGANIZATION HAD SET OUT TO ACHIEVE INDEPENDENTLY.

     Why Schein Pharmaceutical?

     THE ACQUISITION OF SCHEIN INTO THE WATSON ORGANIZATION WILL, IN MY OPINION, CREATE MANY OPPORTUNITIES.

     IN THE BRAND BUSINESS, THIS ACQUISITION ENABLES OUR COMBINED ORGANIZATION TO INCREASE BOTH THE SCALE AND FOCUS OF OUR SPECIALTY BRANDED BUSINESS.

                                                                        ISSUE #2

     WATSON WILL NOW HAVE A LEADING POSITION IN THE INJECTABLE IRON MARKET THUS ADDING A NEPHROLOGY/ONCOLOGY DIVISION TO WATSON'S CURRENT NICHE BRAND SEGMENTS - OCLASSEN(R) DERMATOLOGICS, WOMEN'S HEALTH AND GENERAL PRODUCTS. ADDING ANOTHER DIVISION ALSO PROVIDES THE OPPORTUNITY TO LEVERAGE WATSON'S EXISTING SALES AND MARKETING CAPABILITIES, A TEAM THAT WILL BE MORE THAN 400 PROFESSIONALS STRONG.

     SCHEIN WILL ALSO ADD A SIZEABLE, ESTABLISHED GENERIC BUSINESS TO WATSON, MAKING OUR COMBINED COMPANY ONE OF THE INDUSTRY'S GENERIC MARKET LEADERS. IN ADDITION, WE WILL HAVE AN EXPANDED GENERIC PIPELINE IN OUR NEW ORGANIZATION, WITH OVER 35 GENERIC PRODUCTS IN VARIOUS STAGES OF DEVELOPMENT.

     THE JOINING OF OUR TWO COMPANIES CREATES AN EXCITING, FORMIDABLE COMPETITOR WITHIN THE SPECIALTY PHARMACEUTICAL MARKETPLACE. THIS MEANS EXCELLENT PERFORMERS IN BOTH COMPANIES WILL HAVE INCREASED OPPORTUNITIES FOR CAREER DEVELOPMENT, GROWTH AND ADVANCEMENT.


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     AS WE CONTINUE WITH OUR INTEGRATION, AN EXCITING NEW LEVEL OF BUSINESS
ACTIVITY WILL TAKE PLACE. TRANSITION TEAMS WILL BE REVIEWING INFORMATION AND MAKING RECOMMENDATIONS TO MANAGEMENT; NEW FUNCTIONAL WORK TEAMS WILL BEGIN TO COLLABORATE TOGETHER; AND MANY OF YOU MAY BE ASKED TO TAKE ON NEW OR ADDITIONAL ROLES AND RESPONSIBILITIES. IN SPITE OF THE MANY CHANGES TAKING PLACE, I ASK THAT WE ALL REMAIN FOCUSED ON MEETING THE VERY IMPORTANT NEEDS OF OUR CUSTOMERS:
THE DELIVERY OF QUALITY PRODUCTS IN THE MOST COST-EFFECTIVE MANNER POSSIBLE.

     I LOOK FORWARD TO VISITING THE SCHEIN LOCATIONS AND, MORE IMPORTANTLY, HAVING THE OPPORTUNITY TO DISCUSS OUR NEWLY COMBINED OPPORTUNITIES WITH EACH OF YOU.

     THANK YOU FOR YOUR CONTINUED PATIENCE, SUPPORT AND HARD WORK AS WE MOVE FORWARD TOGETHER WITH THIS IMPORTANT TRANSACTION.

                                                               Allen Chao, Ph.D.
                                                                Chairman and CEO

TRANSITION TEAMS IDENTIFIED AND UP AND RUNNING

     FOLLOWING THE COMPLETION OF THE TENDER OFFER, MANAGEMENT MEMBERS FROM BOTH SCHEIN AND WATSON WERE MOBILIZED INTO VARIOUS FUNCTIONAL TRANSITION TEAMS. EACH TEAM HAS BEEN CHARGED WITH 1) IDENTIFYING THE BEST PRACTICES -- FOR BOTH ORGANIZATIONS - IN THEIR PARTICULAR FUNCTIONAL AREA; 2) SETTING PRIORITIES; AND,
3) MAKING RECOMMENDATIONS TO WATSON MANAGEMENT FOR REVIEW, APPROVAL AND IMPLEMENTATION.

     TRANSITION TEAMS THAT HAVE BEEN IDENTIFIED AND ARE NOW OPERATIONAL INCLUDE:
HUMAN RESOURCES, LED BY VP SUSAN SKARA; INFORMATION SYSTEMS, LED BY VP SHARON SOLOMON; FINANCIAL AND INVESTOR RELATIONS, LED BY SVP AND CFO MICHAEL BOXER; OPERATIONS, LED BY VP MARIA CHOW AND SVP BOB MILLS; SALES & MARKETING AND BUSINESS DEVELOPMENT, LED BY SVP AND COO FRED WILKINSON; QUALITY ASSURANCE, LED BY SVP DON BRITT AND SVP AND ACTING VP/CQA DAVID HSIA, PH.D.; RESEARCH AND DEVELOPMENT, LED BY SVP CHARLES EBERT, PH.D.; AND LEGAL, LED BY SVP AND GENERAL COUNSEL, ROB FUNSTEN.

     SUB-GROUPS WITHIN EACH OF THESE TEAMS HAVE BEEN IDENTIFIED AND HAVE ALREADY BEGUN THE IMPORTANT TASK OF GATHERING INFORMATION FOR REVIEW AND RECOMMENDATION. THE TEAMS' GOALS WILL BE TO DETERMINE WAYS TO IMPROVE OUR NEW ORGANIZATION'S OVERALL EFFICIENCIES. AS DECISIONS ARE MADE, WE WILL REPORT BACK IN FUTURE Getting Together ISSUES.

SENIOR MANAGEMENT CHANGES ANNOUNCED

     WE DO RECOGNIZE, HOWEVER, THAT SOME JOB ELIMINATIONS WILL RESULT FROM OUR COMBINATION - EITHER BECAUSE OF POSITION DUPLICATIONS OR FOR REASONS OF ECONOMY OF SCALE.

     EARLIER THIS WEEK, DR. ALLEN CHAO, ALONG WITH OTHER SENIOR WATSON MANAGEMENT MEMBERS, MET WITH SCHEIN SENIOR MANAGEMENT TO ANNOUNCE LIMITED SENIOR STAFF REDUCTIONS. THESE REDUCTIONS WERE AT THE SCHEIN CORPORATE HEADQUARTERS LOCATION ONLY.

     MARTIN SPERBER, SCHEIN'S CHAIRMAN AND CEO, WILL RETIRE FROM THE ORGANIZATION HE LED AND HELPED TAKE PUBLIC IN 1998. DR. ALLEN CHAO WILL REPLACE MR. SPERBER AS CHAIRMAN, CEO AND PRESIDENT OF SCHEIN.


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     OTHER INDIVIDUALS AFFECTED BY THIS REDUCTION WERE: DARIUSH ASHRAFI,
SCHEIN'S PRESIDENT; STEPHEN BASILE, SCHEIN'S SVP/SALES AND MARKETING (GENERIC); OLIVER ESMAN, SCHEIN'S SVP/HUMAN RESOURCES; PAUL FEUERMAN, SCHEIN'S EVP AND GENERAL COUNSEL; GEORGE HVIDSTEN, SCHEIN'S VP/INFORMATION SYSTEMS; PAUL KLEUTGHEN, SCHEIN'S SVP/STRATEGIC DEVELOPMENT; AND, ADAM LEVITT, SCHEIN'S SVP/BRAND PRODUCTS GROUP.

     REPLACING DEPARTING SCHEIN SENIOR MANAGEMENT IS: MICHAEL BOXER, FINANCE; CHARLES EBERT, PH.D., RESEARCH AND DEVELOPMENT; ROB FUNSTEN, LEGAL; DAVID LAWRENCE, BUSINESS DEVELOPMENT; SUSAN SKARA, HUMAN RESOURCES; SHARON SOLOMON, INFORMATION SYSTEMS; AND, FRED WILKINSON, SALES & MARKETING AND OPERATIONS.

     WHILE THERE HAVE BEEN STAFF REDUCTIONS AT THE SENIOR LEVEL, NUMEROUS OTHER SCHEIN MANAGEMENT MEMBERS WILL CONTINUE IN CURRENT ROLES AT SCHEIN. THESE INDIVIDUALS INCLUDE: DON BRITT, SVP/CORPORATE QUALITY ASSURANCE; BOB MILLS, SVP/OPERATIONS; WHITNEY STEARNS, SVP AND CFO; AND, GARY WATERS,
VP/INTERNATIONAL. AS FURTHER CHANGES ARE MADE, WE WILL COMMUNICATE THEM
PROMPTLY.

     SHOULD YOU HAVE QUESTIONS IN THE MEANTIME, PLEASE DON'T HESITATE TO COMMUNICATE WITH US BY CALLING ONE OF THE EMPLOYEE HOTLINES.

                                                     -- WATSON'S MANAGEMENT TEAM

--------------------------------------------------------------------------------
Employee Hotlines
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For Schein Employees -
--------------------

DIAL (602) 447-3127, OR IF CALLING INTERNALLY, USE EXTENSION 3127.

For Watson Employees -
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DIAL (800) 249-5499, EXT. 1500.
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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Watson filed a registration statement on SEC Form S-4 in connection with the merger. Watson and Schein expect to mail a proxy statement/prospectus to stockholders of Schein containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT CONTAINS, AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN, IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON


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PHARMACEUTICALS, INC., ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311
BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC.,
ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY,
07932.

In addition to the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

FORWARD LOOKING INFORMATION

THIS DOCUMENT CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS RELATED TO THE CONSUMMATION OF THE ACQUISITION, INCLUDING RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND


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SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EACH COMPANY'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.


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